

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

February 28, 2007

By U.S. Mail

Ms. Tina Dell'Aquila
Chief Financial Officer
Cott Corporation
207 Queen's Quay West
Suite 340
Toronto, Ontario M5J 1A7

> **Re: Cott Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **Form 8-K Filed July 27, 2006**
> **Form 10-Q for the Quarterly Period Ended July 1, 2006**
> **Filed August 10, 2006**
> **File No. 0-15898**

Dear Ms. Dell'Aquila:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief